F&M Bank Corp.

The Bank Holding Company For:

Farmers & Merchants Bank
TEB Life Insurance Company
Farmers & Merchants Financial Services

Annual Report 2001

The primary mission of Farmers & Merchants Bank is to be a strong, independent community banking organization that provides a reasonable return to our shareholders, quality service to our customers and communities and a rewarding and challenging workplace for our employees.

Dear Stockholder,

The year 2001 produced rather dramatic increases in both loans and deposits. Our total deposits were up $55,924,376 (37%) and loans increased $24,590,404 (16%). Of course, the $9.7 million in loans and $37.2 million in deposits that we purchased with the Edinburg and Woodstock First Union offices were a large portion of these increases. Both loans and deposits grew faster than normal for us.

During the fourth quarter, we paid penalties of $358,955 to the Federal Home Loan Bank for the early payoff of long-term debt. The refinancing extended the average life of our long-term debt, reduced the average interest rate paid and results in cash outflows (repayments of long-term debt) matching more closely with cash inflows (repayments received from our mortgage loan customers).

The Federal Reserve Board's rapid rate cutting throughout all of 2001 had a significant negative impact on our net interest margin and on earnings. Our net interest margin fell from 4.32% in 2000 to 3.52% in 2001 (3.67% excluding the impact of FHLB penalties).

Rate changes resulted in a $1,466,000 decrease in interest margin. This was caused as rates on interest sensitive assets (primarily fed funds sold and commercial loans) dropped much more quickly and further than rate sensitive liabilities (repurchase agreements, demand and savings deposits). It does appear, however, that during the fourth quarter the net interest margin began to improve. During the third quarter, the net interest margin hit a low of 3.57%; however, in the fourth quarter it rebounded to 3.68% (excluding FHLB penalties).

Our Return on Average Assets (ROAA) was 1.26% for the year and Return on Average Equity (ROAE) was 11.47%. Both of these were down from prior year but still above our peer group average of 1.04% ROAA and 10.52% (ROAE).

Our dividends for 2001 increased $.04/share (6.8%) to $.63/share and our book value increased $.56 per share to $11.74. Our market prices ranged mostly between $18 - $25 per share closing the year at $18.00. Although this is down from prior years, it is 165% of book value compared to the average of 129% for all Virginia community banks.

Our net charge-offs for 2001 were $107,411, which is .066% of average loans outstanding for the year. Our peer group, consisting of 883 banks, charged off .21% or $369,277 through the first 9 months of 2001. We have worked hard to keep our charge-offs at this low level.

We are working on two projects this year. The largest is Internet Banking on which we are doing due diligence at the present time and hope to have available to the public by the end of June. We have also purchased equipment to begin printing all of our internal documents, payment books and some styles of checks. This should also be up and running by mid-year.

Mr. Todd attended his final Board meeting on April 19, 2001. He has been a very integral part of our organization since 1965. He and Wilma have since moved to the Roanoke area and we wish them the best in their retirement.

Thanks for a great effort from our employees, officers and directors this year. Our work will be very rewarding for all employees and stockholders in the future.

Julian D. Fisher
President

Five Year Summary of Selected Financial Data

	Years Ending December 31, (In thousands, except ratios and per share information)				
	2001	2000	1999	1998	1997
Income Statement Data:					
Interest and Dividend Income	$ 17,681	$ 15,509	$ 14,321	$ 14,147	$ 13,532
Interest Expense	9,494	7,411	6,475	6,931	6,319
Net Interest Income	8,187	8,098	7,846	7,216	7,213
Provision for Loan Losses	204	123	140	110	180
Net Interest Income after Provision for Loan Losses	7,983	7,975	7,706	7,106	7,033
Noninterest Income	1,158	1,038	916	616	528
Securities Gains	1,252	770	1,179	1,249	345
Noninterest Expenses	5,728	4,653	4,313	3,880	3,568
Income before Income Taxes	4,665	5,130	5,488	5,091	4,338
Income Tax Expense	1,435	1,486	1,682	1,590	1,330
Net Income	$ 3,230	$ 3,644	$ 3,806	$ 3,501	$ 3,008
Per Share Data:					
Net Income	$ 1.33	$ 1.49	$ 1.55	$ 1.43	$ 1.22
Dividends Declared	.63	.59	.52	.73	.35
Book Value	11.74	11.18	10.30	9.80	9.33
Balance Sheet Data:					
Assets	$ 272,673	$ 208,818	$ 195,338	$ 191,495	$ 173,810
Loans	176,625	152,035	140,318	132,301	123,190
Securities	63,987	45,323	44,422	46,357	40,328
Deposits	208,279	152,354	139,507	135,139	126,351
Shareholders' Equity	28,617	27,198	25,286	24,078	22,902
Average Shares Outstanding	2,431	2,445	2,454	2,456	2,456
Financial Ratios:					
Return on Average Assets[2]	1.26%	1.76%	1.96%	1.94%	1.77%
Return on Average Equity[2]	11.47%	13.88%	15.47%	15.00%	14.44%
Net Interest Margin	3.52%	4.32%	4.52%	4.39%	4.61%
Efficiency Ratio[3]	58.04%	50.93%	49.23%	51.41%	46.10%
Dividend Payout Ratio	47.73%	39.60%	33.55%	51.22%	28.89%
Capital and Credit Quality Ratios:					
Average Equity to Average Assets[2]	11.02%	12.70%	12.65%	12.97%	12.22%
Allowance for Loan Losses to Loans	.73%	.73%	.78%	.88%	.91%
Nonperforming Assets to Total Assets	.40%	.52%	.98%	1.08%	.47%
Net Charge-offs to Total Loans	.07%	.07%	.16%	.05%	.05%

1 Reflects adjustments for three for one stock split declared in 1998.

2 Ratios are primarily based on daily average balances.

3 The Efficiency Ratio equals noninterest expenses as a percentage of tax-equivalent net interest income plus noninterest income. Noninterest expenses exclude intangible asset amortization. Noninterest income excludes gains on sales of securities.

Our Edinburg Branch


FARMERS & MERCHANTS
BANK

Edinburg Office



Stephanie Shillingburg
Vice President/Branch Manager



Robert Moore
Customer Service Representative



Seated, left to right: Brenda Swartz, Stephanie Shillingburg Standing, left to right: Celina Zorich, Robert Moore, Peggy Wakeman, Amanda Poling



Left to right: Brenda Swartz, Peggy Wakeman, Celina Zorich, Amanda Poling

Our Woodstock Branch



Woodstock Office



Ellen Grataski
Branch Manager



Jamie Gheen
Customer Service Representative


Farmers & Merchants Bank

Left to right: Jeri Conner, Serena Ryman, Christy Trail


Farmers &

Seated, left to right: Jamie Gheen, Ellen Grataski Standing, left to right: Christy Trail, Jeri Conner, Serena Ryman Not Pictured: Linda Bauserman

DIRECTORS

THOMAS L. CLINE
President, Truck & Equipment Corp.
President, Mac Lease, Inc.
Secretary, Truck Thermo King, Inc.
Secretary, Transport Repairs, Inc.

JOHN N. CRIST
Partner, Hoover, Penrod, Davenport & Crist, Attorneys

JULIAN D. FISHER
Vice Chairman and President,
Farmers & Merchants Bank and
F & M Bank Corp.

ELLEN R. FITZWATER
Partner, Financial Manager, Fitzwater Trucking, L.L.C.
Partner, Financial Manager, F & R Leasing, L.L.C.
Partner, Financial Manager, Blue Ridge Transportation Service, L.L.C.

ROBERT L. HALTERMAN
President, Virginia Classic Mustang, Inc.
Partner, H & H Properties

DANIEL J. HARSHMAN
Manager, Town of Edinburg

LAWRENCE H. HOOVER, JR.
Partner, Hoover, Penrod, Davenport & Crist, Attorneys
Chairman of the Board, F & M Bank Corp. and Farmers & Merchants Bank

RICHARD S. MYERS
President, Dick Myers Chevrolet-GEO, Inc.

MICHAEL W. PUGH
President, Old Dominion Realty, Inc.
President, Colonial Appraisal Service, Inc.

RONALD E. WAMPLER
Farmer
Partner, Dove Farms, Inc., Dove Ohio Farms, L.L.C. and WWTD Ohio Farms, L.L.C.

OFFICERS

LAWRENCE H. HOOVER, JR.
Chairman of the Board

JULIAN D. FISHER
Vice Chairman of the Board, President and Chief Executive Officer

LARRY A. CAPLINGER
Secretary of the Board and Sr. Vice President

ROBERT E. BLOSSER, JR.
SYLVIA T. BOWMAN
ELLEN C. BRANNER
CAROLYN J. DOVE
SALLY H. ERICKSON
RALPH C. FOLTZ, JR.
NEIL W. HAYSLETT
GARY L. KNOTT
JEFFREY L. LAM
MARY SUE PROPHET
STEPHANIE SHILLINGBURG
DEAN W. WITHERS
Vice Presidents

MARY SUE FAHRNEY
KATHY L. GRUBBS
TERESA D. HELMICK
CAROLYN C. MATHIAS
JUDITH A. MATHIAS
SHEILA F. OWEN
DARLENE K. SITES
DEBORAH D. VANCE
Assistant Vice Presidents

FORM 10-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2001 Commission file number: 0-13273

F & M Bank Corp.
(Exact name of registrant as specified in its charter)

Virginia
(State or other jurisdiction of incorporation or organization)

54-1280811
(I.R.S. Employer Identification No.)

P. O. Box 1111, Timberville, Virginia 22853
(Address of principal executive offices) (Zip Code)

(540) 896-8941
(Registrant's telephone number including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock - $5 Par value per share

Check whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes_X_ No _____

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [X]

Registrant's revenues for its most recent fiscal year: $20,091,363

The registrant's Common Stock is traded Over-the-Counter under the symbol FMBM. The aggregate market value of the 2,193,152 shares of Common Stock of the registrant issued and outstanding held by nonaffiliates on February 14, 2002 was approximately $43,314,752 based on the closing sales price of $19.75 per share on that date. For purposes of this calculation, the term "affiliate" refers to all directors and executive officers of the registrant.

As of the close of business on February 14, 2002, there were 2,438,170 shares of the registrant's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Proxy Statement for the Annual Meeting of Shareholders to be held on April 13, 2002 (the "Proxy Statement").

Index

Forward-Looking Statements

F & M Bank Corp. makes forward-looking statements in the Management's Discussion and Analysis of Financial Condition and Results of Operations and in other portions of this Annual Report on Form 10-K that are subject to risks and uncertainties. These forward-looking statements include: estimates of risks and of future costs and benefits; assessments of probable loan losses and statements of goals and expectations. These forward-looking statements are subject to significant uncertainties because they are based upon management's estimates and projections of future interest rates and other economic conditions; future laws and regulations; and a variety of other matters. As a result of these uncertainties, actual results may be materially different from the results indicated by these forward-looking statements. In addition, the Company's past results of operations do not necessarily indicate its future results.

Form 10-K Cross Reference Sheet Material Incorporated by Reference

The following table shows the location in this Annual Report on Form 10-K or in the Proxy Statement of the information, which requires disclosure in SEC Form 10-K. As indicated below, information has been incorporated by reference in the Report from the Proxy Statement. Other portions of the Proxy Statement are not included in this Report. This Report is not part of the Proxy Statement. Page references are in this report unless indicated otherwise.

Item of Form 10-K		Location
PART I		
Item 1	Business	"Forward-Looking Statements" on page 2, "F&M Bank Corp." and "Report Format" on page 4, and "Business" on pages 40 to 41.
Item 2	Properties	"Properties" on page 42.
Item 3	Legal Proceedings	Note 17 "Litigation" on page 33.
Item 4	Submission of Matters to a Vote of Security Holders	No matters have been submitted to a vote of security holders during the fourth quarter of 2001.
PART II		
Item 5	Market for Registrant's Common Equity and Related Stockholder Matters	"Market for Registrant's Common Equity and Related Stockholder Matters" on page 6.
Item 6	Selected Financial Data	"Selected Financial Data" on page 5.
Item 7	Management's Discussion and Analysis of Financial Condition and Results of Operations	"Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 7-18.
Item 7a	Quantitative and Qualitative Disclosures about Market Risk	"Forward-Looking Statements" on page 2 and "Market Risk Management" on page 17-18.
Item 8	Financial Statements and Supplementary Information	Pages 19 to 38.
Item 9	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	There were no changes in or disagreements with accountants on accounting and financial disclosure during the last two fiscal years.
PART III		
Item 10	Directors and Executive Officers of the Registrant	The material labeled "Section 16(a) Beneficial Ownership Reporting Compliance" and "Information Concerning Directors and Nominees" in the Proxy Statement is incorporated in this Report by reference.
Item 11	Executive Compensation	The material labeled "Summary Compensation" and "Salary Committee Report on Executive Compensation" in the Proxy Statement is incorporated in this Report by reference.
Item 12	Security Ownership of Certain Beneficial Owners and Management	The material labeled "Stock Ownership of Directors and Executive Officers" in the Proxy Statement is incorporated in this Report by reference.
Item 13	Certain Relationships and Related Transactions	The material labeled "Indebtedness and Other Transactions" in the Proxy Statement is incorporated in this Report by reference.
PART IV		
Item 14	Exhibits, Financial Statement Schedules and Reports on Form 8-K	"Exhibits, Financial Statements, and Reports on Form 8-K" on page 43.
Signatures		"Signatures" on page 44.

F & M Bank Corp.

F & M Bank Corp. is the holding company for Farmers & Merchants Bank, the oldest banking business native to Rockingham County, Virginia. Operating as an independent community bank, Farmers & Merchants Bank was originally organized as Farmers & Merchants Bank of Timberville in 1908. The bank provides a wide range of financial services to individuals and businesses through 7 offices located in Rockingham and Shenandoah Counties.

Report Format

The format of this report has been changed in order to increase information distributed to shareholders and to reduce expenses related to preparing and distributing annual financial information. In the past, F & M Bank Corp. has provided an annual report to shareholders along with the annual proxy materials, and also prepared and filed a separate Annual Report on Form 10-K under the rules of the United States Securities and Exchange Commission ("SEC"). This year, we are distributing the 2001 Form 10-K report to shareholders with the annual proxy materials for the 2001 annual meeting. This report includes the entire Form 10-K, other than exhibits, as filed with the SEC. Please see page 43 for information regarding how to obtain copies of exhibits and additional copies of the Form 10-K.

The SEC has not approved or disapproved this Report or passed upon its accuracy or adequacy.

Five Year Summary of Selected Financial Data

(Dollars in thousands, except per share data)	2001	2000	1999	1998	1997
Income Statement Data:					
Interest and Dividend Income	$ 17,681	$ 15,509	$ 14,321	$ 14,147	$ 13,532
Interest Expense	9,494	7,411	6,475	6,931	6,319
Net Interest Income	8,187	8,098	7,846	7,216	7,213
Provision for Loan Losses	204	123	140	110	180
Net Interest Income after Provision for Loan Losses	7,983	7,975	7,706	7,106	7,033
Noninterest Income	1,158	1,038	916	616	528
Securities Gains	1,252	770	1,179	1,249	345
Noninterest Expenses	5,728	4,653	4,313	3,880	3,568
Income before Income Taxes	4,665	5,130	5,488	5,091	4,338
Income Tax Expense	1,435	1,486	1,682	1,590	1,330
Net Income	$ 3,230	$ 3,644	$ 3,806	$ 3,501	$ 3,008
Per Share Data:[1]					
Net Income	$ 1.33	$ 1.49	$ 1.55	$ 1.43	$ 1.22
Dividends Declared	.63	.59	.52	.73	.35
Book Value	11.74	11.18	10.30	9.80	9.33
Balance Sheet Data:					
Assets	$ 272,673	$ 208,818	$ 195,338	$ 191,495	$ 173,810
Loans	176,625	152,035	140,318	132,301	123,190
Securities	63,987	45,323	44,422	46,357	40,328
Deposits	208,279	152,354	139,507	135,139	126,351
Shareholders' Equity	28,617	27,198	25,286	24,078	22,902
Average Shares Outstanding	2,431	2,445	2,454	2,456	2,456
Financial Ratios:					
Return on Average Assets[2]	1.26%	1.76%	1.96%	1.94%	1.77%
Return on Average Equity[2]	11.47%	13.88%	15.47%	15.00%	14.44%
Net Interest Margin	3.52%	4.32%	4.52%	4.39%	4.61%
Efficiency Ratio[3]	58.04%	50.93%	49.23%	51.41%	46.10%
Dividend Payout Ratio	47.45%	39.53%	33.55%	51.22%	28.89%
Capital and Credit Quality Ratios:					
Average Equity to Average Assets[2]	11.02%	12.70%	12.65%	12.97%	12.22%
Allowance for Loan Losses to Loans	.73%	.73%	.78%	.88%	.91%
Nonperforming Assets to Total Assets	.40%	.52%	.98%	1.08%	.47%
Net Charge-offs to Total Loans	.06%	.07%	.16%	.05%	.05%

1 Reflects adjustments for three for one stock split declared in 1998.
2 Ratios are primarily based on daily average balances.
3 The Efficiency Ratio equals noninterest expenses as a percentage of net interest income plus noninterest income. Noninterest expenses exclude intangible asset amortization. Noninterest income excludes gains on sales of securities.

Market for Common Equity and Related Stockholder Matters

Stock Listing

The Company's Common Stock trades under the symbol "FMBM" on the OTC Bulletin Board. The bid and asked price of the Company's stock is not published in any newspaper. Although several firms in both Harrisonburg and Richmond, Virginia occasionally take positions in the Company stock, they typically only match buyers and sellers.

Transfer Agent and Registrar

Farmers & Merchants Bank
205 South Main Street
P.O. Box 1111
Timberville, VA 22853

Recent Stock Prices and Dividends

Dividends to shareholders totaled $1,532,752 and $1,440,318 in 2001 and 2000, respectively. Regular quarterly dividends have been declared for forty consecutive quarters. Dividends per share increased 6.78% in 2001.

The ratio of dividends per share to net income per share was 47.45% in 2001, compared to 39.53% in 2000. The decision as to timing, amount and payment of dividends is at the discretion of the Company's Board of Directors. The payment of dividends depends on the earnings of the Company and its subsidiaries, the financial condition of the Company and other factors including capital adequacy, regulatory requirements, general economic conditions and shareholder returns.

In April 2000, the Board of Directors approved a stock repurchase plan, which allows the repurchase of up to 50,000 shares of its outstanding common stock. Shares are purchased either through broker-arranged transactions or directly from the shareholder at the discretion of management. The decision to purchase shares is based on factors including market conditions for the stock and the availability of cash. Shares repurchased totaled 3,810 and 22,589 in 2001 and 2000, respectively.

The number of common shareholders of record was approximately 1,530 as of February 14, 2002. This amount includes all shareholders, whether titled individually or held by a brokerage firm or custodian in street name.

Quarterly Stock Information

These quotes were obtained from Davenport & Company and include the terms of trades transacted through a broker. The terms of exchanges occurring between individual parties may not be known to the Company.

	2001			2000		
	Stock Price Range		Per Share	Stock Price Range		Per Share
Quarter	Low	High	Dividend	Low	High	Dividend
1st	22.00	31.00	.15	18.50	24.25	.14
2nd	17.00	23.50	.16	18.00	24.00	.15
3rd	18.60	21.00	.16	19.50	22.88	.15
4th	16.05	22.50	.16	20.00	33.00	.15
Total			.63			.59

Overview

The Company's net income for 2001 decreased $413,355 or 11.34% from 2000 earnings. Net income per share declined from $1.49 in 2000 to $1.33 in 2001. Although net income declined in 2001, according to the latest Bank Holding Company Performance Report from the Federal Reserve, the Company's Return on Equity (ROE) for the nine months ended September 30, 2001 was in the 75th percentile of all U.S. Bank Holding Companies with assets between $150-300 million.

The Company's operating earnings, which are net earnings excluding gains on the sale of investments and the non-cash amortization of acquisition intangibles, were $2,635,000 for 2001 versus $3,168,000 in 2000, a decline of 16.82%. Return on average equity decreased in 2001 to 11.47% from 13.88% in 2000, while the return on average assets declined from 1.75% to 1.26%. This decrease was due primarily to a lower net interest margin.

See page 5 for a five-year summary of selected financial data.

Changes in Net Income per Common Share

	2001 to 2000	2000 to 1999
Prior Year Net Income Per Share	$ 1.49	$ 1.55
Change from differences in:		
Net interest income	.04	.11
Provision for credit losses	(.03)	(.01)
Noninterest income, excluding securities gains	.05	.05
Securities gains	.20	(.16)
Noninterest expenses, excluding intangibles amortization	(.32)	(.14)
Amortization of intangibles	(.13)	
Income taxes	.02	.08
Shares outstanding	.01	.01
Total Change	(.16)	(.06)
Net Income Per Share	$ 1.33	$ 1.49

Net Interest Income

The largest source of operating revenue for the Company is net interest income, which is calculated as the difference between the interest earned on earning assets and the interest expense paid on interest-bearing liabilities. Changes in the volume and mix of interest earning assets and interest bearing liabilities, along with their yields and rates, have a significant impact on the level of net interest income.

Net interest income for 2001 was $8,187,000 representing an increase of $89,000 or 1.11% from 2000. A 3.22% increase in 2000 versus 1999 resulted in total net interest income of $8,098,000.

In this discussion and in the tabular analysis of net interest income performance, entitled "Consolidated Average Balances, Yields and Rates," the interest earned on tax-exempt investment securities has been adjusted to reflect the amount that would have been earned had these investments been subject to normal income taxes. This is referred to as tax-equivalent net interest income.

Consolidated Average Balances, Yields and Rates[1]

	2001			2000			1999		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
ASSETS									
Loans:[2]									
Commercial	$ 40,093	$ 3,297	8.22%	$ 37,770	$ 3,573	9.46%	$ 35,799	$ 3,147	8.79%
Real estate	101,858	8,486	8.33	88,485	7,340	8.30	80,693	6,944	8.61
Installment	24,487	2,426	10.09	20,483	2,047	9.99	17,131	1,681	9.81
Total Loans	166,438	14,209	8.54	146,738	12,960	8.83	133,623	11,772	8.81
Investment securities:[3]									
Fully taxable	31,264	1,910	6.11	31,704	1,975	6.23	32,530	1,983	6.10
Partially taxable	10,415	581	5.58	10,892	646	5.93	8,278	605	7.31
Total Investment Securities	41,679	2,491	5.98	42,596	2,621	6.15	40,808	2,588	6.34
Interest bearing deposits in banks	9,140	405	4.43	659	37	5.61	893	38	4.26
Federal funds sold	20,212	759	3.75	322	19	5.90	2,135	105	4.92
Total Earning Assets	237,469	17,864	7.52	190,315	15,637	8.22	177,459	14,503	8.17
Allowance for loan losses	(1,229)			(1,129)			(1,109)		
Nonearning assets	19,427			17,578			18,085		
Total Assets	$ 255,667			$ 206,764			$ 194,435		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Deposits:									
Demand – Interest bearing	$ 27,299	436	1.60	$ 20,378	466	2.29	$ 20,771	467	2.25
Savings	32,063	873	2.72	28,264	944	3.34	29,532	975	3.30
Time deposits	113,035	6,385	5.65	80,791	4,565	5.65	69,964	3,637	5.20
Total Deposits	172,397	7,694	4.46	129,433	5,975	4.62	120,267	5,079	4.22
Short-term debt	9,127	312	3.42	8,379	499	5.96	6,726	301	4.48
Long-term debt	20,632	1,488	7.21	17,037	937	5.50	20,010	1,095	5.47
Total Interest Bearing Liabilities	202,156	9,494	4.69	154,849	7,411	4.79	147,003	6,475	4.40
Noninterest bearing deposits	22,567			18,035			16,618		
Other liabilities	2,779			7,622			6,211		
Total Liabilities	227,502			180,506			169,832		
Stockholders' equity	28,165			26,258			24,603		
Total Liabilities and Stockholders' Equity	$ 255,667			$ 206,764			$ 194,435		
Net Interest Earnings		$ 8,370			$ 8,226			$ 8,028	
Net Yield on Interest Earning Assets (NIM)			3.52%			4.32%			4.52%

1 Income and yields are presented on a tax-equivalent basis using the applicable federal income tax rate.
2 Interest income on loans includes loan fees.
3 Average balance information is reflective of historical cost and has not been adjusted for changes in market value.

The analysis on the facing page reveals declining net interest margins and a significant increase in average earning assets from 1999 to 2001. Although earning assets have increased 33.82%, net interest income only increased 4.26% during the same period. Decreases in the net interest margin from 1999 to 2000 were caused by competition for deposits creating a need to run frequent rate "specials" to attract and retain time deposits, which were used to support loan growth. These time deposit rate specials carried terms ranging from eight to thirty-three months.

The decrease in 2001 from 4.32% to 3.52% NIM is part of an industry-wide trend towards tighter margins following eleven rate cuts by the Federal Reserve. As short-term interest rates have fallen, interest sensitive assets (primarily adjustable rate loans and federal funds sold) have repriced downward more quickly and by greater percentages than interest bearing liabilities.

This trend began to reverse in the fourth quarter of 2001. Large amounts of time deposits matured and repriced at current market rates. Should market rates remain low, this trend will continue throughout 2002 as $83,000,000 in time deposits will mature and be subject to renewal at lower rates. This represents in excess of 70% of total time deposits held by the Bank.

Changes in the distribution of earning assets have also resulted in a portion of the decline in the NIM. Prior to 2001, the Bank had a balance sheet, which was highly leveraged. Longer-term, higher yielding assets (loans and securities) accounted for approximately 99% of earning assets in 1999 and 2000. In 2001, following the acquisition of two branches from First Union National Bank, this percentage dropped to 88%. Approximately $21,800,000 of excess funds were received in this acquisition and were held primarily as overnight funds or as short-term deposits until they could be loaned to customers in the normal course of business.

The following table illustrates the effect of changes in volumes and rates.

	2001 Compared to 2000 Increase (Decrease)			2000 Compared to 1999 Increase (Decrease)		
	Due to Change in Average:		Increase or	Due to Change in Average:or		Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
Interest income:						
Loans	$1,740	$(491)	$1,249	$1,155	$33	$ 1,188
Investment securities:						
Taxable	(28)	(37)	(65)	(50)	42	8
Partially Taxable	(28)	(37)	(65)	191	(150)	41
Interest bearing deposits in banks	476	(108)	368	(10)	9	(1)
Federal funds sold	1,174	(434)	740	(89)	3	(86)
Total Interest Income	$ 3,876	$ (1,649)	$ 2,227	$ 1,050	$ 84	$ 1,134
Interest expense:						
Deposits:						
Demand	$ 158	$ (188)	$ (30)	$ (9)	$ 8	$ (1)
Savings	127	(198)	(71)	(42)	11	(31)
Time deposits	1,822	(2)	1,820	563	365	928
Short-term debt	45	(232)	(187)	74	124	198
Long-term debt	198	353	551	(163)	5	(158)
Total Interest Expense	$ 2,266	$ (183)	$ 2,083	$ 345	$ 591	$ 936
Net Interest Income	$ 1,610	$ (1,466)	$ 144	$ 705	$ (507)	$ 198

NOTE: Variances are computed line-by-line and may not add to the totals shown.

Interest Income

Tax equivalent interest income increased by 14.24% or $2,227,000 in 2001. This improvement was primarily the result of a $47,154,000 increase in earning assets. The increase in interest income was in spite of a decrease in average yields earned from 8.22% to 7.52%.

During 2001, average loans outstanding increased $19,700,000 to $166,438,000. All three major loan categories increased. The greatest percentage increase was in consumer installment and credit card loans which increased 19.55%. Average balances of real estate loans increased 15.11% or $13,373,000. Average total securities, yielding 5.98% decreased slightly during 2001. This was in part due to sales of equity securities, the proceeds of which were contributed by the Company to the Bank as capital surplus. The largest increase in average earning assets was in interest bearing bank deposits and in federal funds sold. These short-term investments increased an average of $28,371,000 or 2,992%. The increase is primarily attributed to excess funds received in the acquisition of deposits from First Union National Bank, that were temporarily held as short-term investments until they can be loaned to customers in the normal course of business.

Interest Expense

Interest expense increased $2,083,000 or 28.11% during 2001. The average cost of funds of 4.69% declined .10% compared to 2000. However, the increase in average interest bearing liabilities totaling $47,307,000 resulted in the significant increase in interest expense. Interest expense on demand deposits, savings deposits and short-term debt decreased $288,000 (15.10%) as the Bank was able to rapidly decrease rates paid in response to a sharp decline in market rates. Expense of time deposits, however, increased $1,820,000 or 39.87%. This increase mirrored the increase in average time deposits as the average rate paid was unchanged from 2000. Expense of long-term debt increased $551,000. Much of the increase was due to $359,000 of prepayment penalties paid the Federal Home Loan Bank on debt that are either paid off early or refinanced at lower interest rates and on different terms.

Noninterest Income

Noninterest income is becoming an increasingly important factor in maintaining profitability. Management is conscious of the need to constantly review fee income and develop additional sources of complementary revenue. The Bank continues to enjoy increases in revenue from its partnership in Bankers Title Shenandoah, LLC. During 2001, the Bank also received its first commissions from the referral of commercial insurance products to Bankers Insurance, LLC. In 2002, these revenues should increase as product offerings will increase to include personal lines of insurance. Sales of credit life and accident & health insurance continue to increase with the growth of the consumer loan portfolio. Credit life and accident & health sales have more than doubled since 1998 when a sales incentive program was introduced for loan officers.

Overall noninterest income increased 11.51% in 2001 from 2000 and 13.33% in 2000 versus 1999. Noninterest income should increase in 2002 as service charges on acquired deposits were waived from February to August of 2001.

Securities gains totaled $1,253,000 in 2001, $769,000 in 2000 and $1,180,000 in 1999. Management continues to evaluate the securities portfolio for opportunities to recognize gains and increase portfolio diversification. Gains in each of the last three years have included substantial amounts from regional bank stocks following announcements of mergers or acquisitions.

Noninterest Expense

Noninterest expenses increased from $4,653,000 in 2000 to $5,728,000 in 2001. This followed an increase of $340,000 in 2000 from 1999.

Salary and benefits increased 13.77% to $3,168,000 in 2001, and 7.78% in 2000 compared to 1999. The increase in salaries and benefits in 2001 was primarily the result of the addition of the employees of the two acquired branch offices. The 2000 increase was principally the result of normal salary increases and higher benefits costs for pensions and insurance.

Occupancy and equipment expense increased $142,000 (28.38%) in 2001. This increase resulted from additional depreciation of the remodeled Broadway office, as well as expenses related to the newly acquired Edinburg and Woodstock offices. The increase of 9.56% in 2000 resulted from a full year's depreciation and equipment maintenance expenses related to the operations center that was built in 1999.

Other operating expenses increased $549,000 during 2001, including $304,000 of intangibles amortization. The remaining increase of $245,000 (17.97%) included additional costs associated with stationary, supplies, postage and advertising of the new branches; higher correspondent bank fees which are based on the additional volume of transactions processed; and fees for technology and marketing consulting contracts.

Although noninterest expenses increased substantially in 2001, they have remained steady as a percentage of average assets; 2.24%, 2.25% and 2.22% in 2001, 2000, and 1999, respectively. This compares favorably to peer group averages, which ranged between 3.06% and 3.13% over the same period.

Provision for Loan Losses

Management evaluates the loan portfolio in light of national and local economic trends, changes in the nature and value of the portfolio and industry standards. Specific factors considered by management in determining the adequacy of the level of the allowance for loan losses include internally generated loan review reports, past due reports and historical loan loss experience. This review also considers concentrations of loans in terms of geography, business type or level of risk. Management evaluates nonperforming loans relative to their collateral value and makes the appropriate adjustments to the allowance for loan losses when needed. Based on the factors outlined above, the current year provision for loan losses increased from $123,000 in 2000 to $204,000 in 2001. Actual loan charge-offs were $107,411 in 2001 and $105,345 in 2000. Loan losses as a percentage of average loans totaled .06% in 2001 and .07% in 2000, respectively. Losses continue at approximately one-third that of the Bank's peer group average.

Balance Sheet

Total assets increased 30.58% during the year to $272,672,769, an increase of $63,854,875 from $208,817,894 at December 31, 2000. Earning assets increased 28.32% or $56,232,145 to $254,811,417 at December 31, 2001. In February 2001, the Bank completed its acquisition of two branch offices from First Union National Bank, one each in Edinburg and Woodstock, Virginia. These offices became the Bank's first venture outside Rockingham County, Virginia and also its first branch acquisitions. The acquisition included deposits totaling $37,244,000, and loans totaling $9,800,000. The Woodstock facility was also purchased at a cost of $625,000, while the Edinburg facility is leased. Equipment and fixtures acquired as part of the transaction totaled $54,893. The cost of deposit intangibles and other acquisition costs totaled $5,472,153. These costs are being amortized using the straight-line method over a fifteen-year period. Other acquisition costs include legal, accounting, investment advisory and data conversion support by both First Union and the Bank's core software vendor.

Investment Securities

Average balances in investment securities decreased 2.15% in 2001 to $41,679,000. The Company maintains a high level of earning assets as investment securities to provide liquidity, as security for public deposits and to secure repurchase agreements. Management strives to match the types and maturities of securities owned to balance projected liquidity needs, interest rate sensitivity and to maximize earnings through a portfolio bearing low credit risk.

Analysis of Securities

The composition of securities at December 31 was:

(Dollars in thousands)	2001	2000	1999
Available for Sale:[1]			
U.S. Treasury and Agency	$ 29,428	$ 15,418	$ 13,913
Mortgage-backed[2]	7,922	1,840	2,571
Corporate bonds	10,402	9,480	7,345
Marketable equity securities	10,500	11,942	12,339
Total	58,252	38,680	36,168
Held to Maturity and Other Equity Investments:			
U.S. Treasury and Agency	111	1,109	2,469
Mortgage-backed[2]			80
Corporate bonds	1,772	1,777	1,781
Other equity investments	3,852	3,757	3,923
Total	5,735	6,642	8,253
Total Securities	$ 63,986	$ 45,323	$ 44,421

1 At estimated fair value.
2 Issued by a U.S. Government Agency or secured by U.S. Government Agency collateral.

Maturities and weighted average yields of debt securities at December 31, 2001 are presented in the table below. Amounts are shown by contractual maturity, expected maturities will differ as issuers may have the right to call or prepay obligations.

	Years to Maturity							
(Dollars in thousands)	Less than one		One to Five		Over Five			
	Amount	Yield	Amount	Yield	Amount	Yield	Total	Yield
Debt Securities Available for Sale:								
U.S. Treasury & Agency	$11,996	1.63%	$15,335	4.33%	$ 2,097	4.90%	$29,428	3.26%
Mortgage-backed			16	6.38	7,906	4.04	7,922	4.04
Corporate bonds	1,031	5.85	8,871	6.50	500	7.38	10,402	6.50
Total	$13,027	1.96%	$24,222	5.13%	$10,503	4.37%	$47,752	4.10%
Debt Securities Held to Maturity:								
U.S. Treasury & Agency	111	5.25					111	5.25
Corporate bonds			1,772	6.15			1,772	6.15
Total	$ 111	5.25%	$1,772	6.15%			$ 1,883	6.10%

Analysis of Loan Portfolio

The Company's loan portfolio totaled $176,625,383 at December 31, 2001 compared with $152,034,979 at the beginning of the year. The Company's policy has been to make conservative loans that are held for future interest income. Collateral required by the Company is determined on an individual basis depending on the purpose of the loan and the financial condition of the borrower.

All major loan categories increased in 2001. The increase includes approximately $9.8 million of loans purchased from First Union National Bank in the Shenandoah County market. Commercial loans, including agricultural loans, increased 25.07% during 2001 to $41,256,218. Real estate mortgages increased 13.89% to $105,304,862, while construction loans increased $1,148,856 or 26.28%. Consumer installment and credit cards increased 10.41% and 7.95%, respectively.

The following table presents the changes in the loan portfolio over the previous five years.

	December 31				
(Dollars in thousands)	2001	2000	1999	1998	1997
Real estate – mortgage	$105,305	$ 92,464	$ 84,019	$78,349	$73,611
Real estate – construction	5,521	4,372	5,481	4,376	4,708
Consumer installment	23,106	20,927	18,082	17,125	16,977
Commercial	28,552	25,628	22,880	21,478	16,601
Agricultural	11,835	6,656	8,392	8,670	8,679
Multi-family residential	869	703	414	1,419	1,769
Credit cards	1,348	1,249	1,016	832	818
Other loans	89	36	34	52	27
Total Loans	$176,625	$152,035	$140,318	$132,301	$123,190

The following table shows the Company's loan maturity and interest rate sensitivity as of December 31, 2001:

	Maturity Range			
(Dollars in thousands)	Less Than 1 Year	1-5 Years	Over 5 Years	Total
Commercial and agricultural loans	$ 28,160	$ 12,516	$ 580	$ 41,256
Real Estate – mortgage	16,587	57,082	31,636	105,305
Real Estate – construction	5,521			5,521
Consumer – installment/other	3,066	21,477		24,543
Total	$ 53,334	$ 91,075	$ 32,216	$176,625
Loans with predetermined rates	$ 2,257	$ 28,711	$ 22,599	$ 53,567
Loans with variable or adjustable rates	51,077	62,364	9,617	123,058
Total	$ 53,334	$ 91,075	$ 32,216	$176,625

Residential real estate loans are generally made for a period not to exceed 25 years and are secured by a first deed of trust which normally does not exceed 90% of the appraised value. If the loan to value ratio exceeds 90%, the Company requires additional collateral, guarantees or mortgage insurance. On approximately 80% of the real estate loans, interest is adjustable after each three or five year period. Fixed rate loans are generally made for a fifteen-year or a twenty-year period with an interest rate adjustment after ten years.

Since 1992, fixed rate real estate loans have been funded with fixed rate borrowings from the Federal Home Loan Bank, which allows the Company to control its interest rate risk. In addition, the Company makes home equity loans secured by second deeds of trust with total indebtedness not to exceed 90% of the appraised value. Home equity loans are made for three, five or seven year periods at a fixed rate or as a revolving line of credit.

The majority of commercial loans are made to small retail, manufacturing and service businesses. Consumer loans are made for a variety of reasons, however, approximately 60% of the loans are secured by automobiles and trucks.

The Company's market area has a stable economy, which tends to be less cyclical than the national economy. Major industries in the market area include agricultural production and processing, higher education, retail sales, services and light manufacturing. The agricultural production and processing industry is a major contributor to the local economy and its performance and growth tend to be cyclical in nature, however, this cyclical nature is offset by other stable industries in the trade area. In addition to direct agricultural loans, a large percentage of residential real estate loans and consumer installment loans are made to borrowers whose income is derived from the agricultural sector of the economy. A large percentage of the agricultural loans are made to poultry growers. During 2001, two major poultry producers that were headquartered in the Company's market area were sold to national poultry producers. Although the sales resulted in some managerial restructuring, the day-to-day operations of these companies continue with little noticeable change. Management has not seen any change in past due loans that relate to these major employers changing ownership.

During recent years, real estate values in the Company's market area for commercial, agricultural and residential property increased, on the average, between 2% and 5% annually depending on the location and type of property. Approximately 80% of the Company's loans are secured by real estate, however, policies relating to appraisals and loan to value ratios are adequate to control the related risk.

Unemployment rates in the Company's market area continue to be below both the national and state averages. The national economic slowdown that has resulted since the September 11th tragedies has not had a significant impact within the local area and as yet does not appear to have resulted in increased loan delinquencies.

Nonaccrual and Past Due Loans

The following table shows loans placed in a nonaccrual status and loans contractually past due 90 days or more as to principal or interest payments.

	December 31,				
(Dollars in thousands)	2001	2000	1999	1998	1997
Nonaccruing loans	None	$ 664	None	None	None
Loans past due 90 days or more	$ 1,096	$ 421	$ 1,917	$2,059	$823
Percentage to total loans	.62%	71%	1.37%	1.56%	.67%

Interest accruals are continued on past due, secured loans until the principal and accrued interest equal the value of the collateral and on unsecured loans until the financial condition of the borrower deteriorates to the point that any further accrued interest would be determined to be uncollectible. At December 31, 2001, 2000 and 1999, there were no restructured loans on which interest was accruing at a reduced rate or on which payments had been extended.

Potential Problem Loans

Loans classified for regulatory purposes as loss, doubtful, substandard, or special mention do not represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity or capital resources. Nor do they represent material credits about which management is aware of any information, which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

As of December 31, 2001, management is not aware of any potential problem loans, which are not already classified for regulatory purposes or classified substandard or watch as part of the Bank's internal grading system.

Loan Concentrations

At December 31, 2001, no industry category exceeded ten percent of total loans.

Loan Losses and the Allowance for Loan Losses

For each period presented, the provision for loan losses charged to operations is based on management's judgment after taking into consideration all factors connected with the collectibility of the existing portfolio. Management evaluates the loan portfolio in light of economic conditions, changes in the nature and value of the portfolio, industry standards and other relevant factors. Specific factors considered by management in determining the amounts charged to operations include internally generated loan review reports, past due reports and historical loan loss experience. This review also considers concentrations of loans in terms of geography, business type or level of risk. Management evaluates nonperforming loans relative to their collateral value and makes appropriate adjustments to the allowance for loan losses when needed.

The Bank has not experienced significant loan losses in any of the last three years. While 1999 losses increased relative to the Bank's normal experience, the loss rate of .16% of average loans outstanding was still below the Company's peer group. During 2000, losses returned to historic levels and continued to be well below peer averages throughout 2001. While the overall level of the allowance is well below peer group averages, management feels this is appropriate based on its loan loss history and the composition of its loan portfolio. The current allowance for loan losses is equal to approximately eight years average loan losses. Based on historical losses, delinquency rates, a thorough review of the loan portfolio and after considering the elements of the preceding paragraph, management is of the opinion that the allowance for loan losses is adequate to absorb future losses in the current portfolio.

A summary of the activity in the allowance for loan losses follows:

(Dollars in thousands)	2001	2000	1999	1998	1997
Balance at beginning of period	$1,108	$1,090	$1,162	$1,121	$1,003
Provision charged to expenses	204	123	140	110	180
Other adjustments	84				
Loan losses:					
Commercial	22	21	107	4	10
Installment	138	125	150	170	91
Real estate		2	2		
Total loan losses	160	148	259	174	101
Recoveries:					
Commercial	3	3	5	7	8
Installment	49	39	40	98	31
Real Estate	1	1	2		
Total recoveries	53	43	47	105	39
Net loan losses	107	105	212	69	62
Balance at end of period	$1,289	$1,108	$1,090	$1,162	$1,121
Allowance for loan losses as a percentage of loans	.73%	.73%	.78%	.88%	.91%
Ratio of net loan losses during the period to average loans outstanding during the period	.06%	.07%	.16%	.05%	.05%

The Company has allocated the allowance according to the amount deemed to be reasonably necessary to provide for the possibility of losses being incurred within each of the above categories of loans. The allocation of the allowance as shown below should not be interpreted as an indication that loan losses in future years will occur in the same proportions or that the allocation indicates future loan loss trends. Furthermore, the portion allocated to each loan category is not the total amount available for future losses that might occur within such categories since the total allowance is a general allowance applicable to the entire portfolio.

The following table shows the balance and percentage of the Company's allowance for loan losses allocated to each major category of loans:

At December 31										
(Dollars in thousands)	2001		2000		1999		1998		1997	
	Amount	Percent of Loans	Amount	Percent of Loans	Amount	Percent of Loans	Amount	Percent of Loans	Amount	Percent of Loans
Commercial	$ 451	23%	$332	25%	$ 327	26%	$ 392	27%	$376	22%
Real estate	323	63	277	61	327	60	350	59	320	64
Installment	451	14	333	14	273	14	260	14	250	14
Unallocated	64		166		163		160		120	
Total	$1,289	100%	$1,108	100%	$1,090	100%	1,162	100%	$1,162	100%

Deposits and Borrowings

The Bank recognized an increase in year-end deposits in 2001 of 36.71%. Growth in deposits included $37,422,974 of deposits that were purchased in Shenandoah County. Internally generated loan growth totaled $18,501,402. The Bank experienced deposit growth in all deposit types, even though interest rates paid on deposits fell throughout most of the year. Management believes that economic uncertainty and the volatility of the stock market contributed to the growth in deposits.

The Bank has traditionally avoided brokered and large deposits believing that they were unstable and, thus not desirable. This has proven to be a good strategy as the local deposit base is considered very stable and small increases in rates above the competition have resulted in deposit gains in past years. Certificates of deposit over $100,000 totaled $17,487,077 at December 31, 2001. The maturity distribution of these certificates is as follows:

Less than 3 months	$ 4,375,715
3 to 12 months	9,104,788
1 year to 5 years	4,006,574
Total	$17,487,077

Non-deposit borrowings include repurchase agreements, federal funds purchased and long-term debt obtained through the Federal Home Loan Bank. Repurchase agreements continue to be an important source of funding and provide commercial customers the opportunity to earn market rates of interest on funds that are secured by specific securities owned by the Bank.

Borrowings from the Federal Home Loan Bank are used to support the Bank's mortgage lending program and allow the Bank to offer longer-term mortgages. During 2001, the Bank paid off approximately

$8,500,000 in FHLB debt with a combination of liquid assets and a new loan of $6,000,000. This refinancing allowed the Bank to reposition its cash flows to more closely match payments received on customer mortgages. It also reduced the amount of low yielding liquid assets which the Bank held, while paying off higher rate obligations.

Stockholder's Equity

Total stockholders' equity increased $1,399,571 or 5.15% in 2001. Earnings retained from operations were the primary source of the increase. As of December 31, 2001, the book value per share was $11.74 compared to $11.18 as of December 31, 2000. Dividends are paid to stockholders on a quarterly basis in uniform amounts unless unexpected fluctuations in net income indicate a change to this policy is needed.

Banking regulators have established a uniform system to address the adequacy of capital for financial institutions. The rules require minimum capital levels based on risk-adjusted assets. Simply stated, the riskier an entity's investments, the more capital it is required to maintain. The Bank, as well as the Company, is required to maintain these minimum capital levels. The two types of capital guidelines are Tier I capital (referred to as core capital) and Tier II capital (referred to as supplementary capital). At December 31, 2001, the Company had Tier I capital of 13.87% of risk weighted assets and combined Tier I and II capital of 14.65% of risk weighted assets. Regulatory minimums at this date were 4% and 8%, respectively. The Bank has maintained capital levels far above the minimum requirements throughout the year. In the unlikely event that such capital levels are not met, regulatory agencies are empowered to require the Company to raise additional capital and/or reallocate present capital.

In addition, the regulatory agencies have issued guidelines requiring the maintenance of a capital leverage ratio. The leverage ratio is computed by dividing Tier I capital by actual total assets. The regulators have established a minimum of 3% for this ratio, but can increase the minimum requirement based upon an institution's overall financial condition. At December 31, 2001, the Company reported a leverage ratio of 9.20%. The Bank's leverage ratio was also above the minimum.

Market Risk Management

Most of the Company's net income is dependent on the Bank's net interest income. As the rapid change in short-term interest rates demonstrated in 2001, net interest income is subject to interest rate risk to the extent that imbalances exist between the maturities or repricing of interest bearing liabilities and interest earning assets. In 2001 for example, interest-earning assets repriced much more quickly than interest bearing liabilities; this resulted in a decrease in the net interest margin compared to 2000. Conversely, in a period of rapidly rising rates, if interest earning assets reprice more quickly than interest bearing liabilities the resulting effect would be an increase in the net interest margin. Also, net interest income is also affected by changes in the mix of funding that supports earning assets. For example, higher levels of non-interest bearing demand deposits and leveraging earning assets by funding with stockholder's equity would result in greater levels of net interest income than if most of the earning assets were funded with higher cost interest-bearing liabilities, such as certificates of deposit.

Liquidity as of December 31, 2001 is very strong. The Bank historically has had a stable core deposit base and, therefore, does not have to rely on volatile funding sources. Because of the stable core deposit base, changes in interest rates should not have a significant effect on liquidity. During 2001, the Bank used funds received in the branch acquisition, maturing investments, deposit growth and an increase in short-term debt to meet its liquidity needs. The Bank's membership in the Federal Home Loan Bank also provides liquidity as the Bank borrows money that is repaid over a five to ten year period and uses the money to make fixed rate loans. The matching of the long-term receivables and liabilities helps the Bank reduce its sensitivity to interest rate changes. The Company reviews its interest rate gap periodically and makes adjustments as needed. There are no off balance sheet items that will impair future liquidity.

The following table depicts the Company's interest rate sensitivity, as measured by the repricing of its interest sensitive assets and liabilities as of December 31, 2001. As the notes to the table indicate, the data was based in part on assumptions as to when certain assets or liabilities would mature or reprice. The analysis indicates a liability sensitive one-year cumulative GAP position of 10.78% of total earning assets. Approximately 35% of rate sensitive assets and 55% of rate sensitive liabilities are subject to repricing within one year. The one-year cumulative GAP narrowed during 2001, as the Bank held more short-term liquid assets. With rates falling throughout 2001, the Investment Committee and management choose to not reinvest bond maturities, loan repayments and cash acquired from First Union in longer-term investments. Management believes that remaining liquid and keeping investments short-term in nature will allow it to achieve greater earnings in the future when rates stabilize at higher levels.

The following GAP analysis shows the time frames from December 31, 2001, in which the Company's assets and liabilities are subject to repricing:

(Dollars in thousands)	1-90 Days	91-365 Days	1-5 Years	Over 5 Years	Not Classified	Total
Rate Sensitive Assets:						
Loans	$ 39,224	$ 14,110	$ 91,075	$ 32,216	$	176,625
Investments securities	11,996	8,974	25,994	2,671	14,352	63,987
Interest bearing bank deposits	3,207	10,992				14,199
Total	54,427	34,076	117,069	34,887	14,352	254,811
Rate Sensitive Liabilities:						
Interest bearing demand deposits		4,097	8,194	8,194		20,485
Savings		11,582	18,540	13,915		44,037
Certificates of deposit $100,000 and over	4,375	9,105	4,007			17,487
Other certificates of deposit	23,081	47,229	30,218			100,528
Total Deposits	27,456	72,013	60,959	22,109		182,537
Short-term debt	10,696					10,696
Long-term debt	1,096	4,717	14,420	750		20,983
Total	39,248	76,730	75,379	22,859		214,216
Discrete Gap	15,179	(42,654)	(41,690)	12,028	14,352	
Cumulative Gap*	15,179	(27,475)	14,215	26,243	40,595	
As a Percent of Earning Assets	5.96%	(10.78)%	5.58%	10.30%	15.93%	

* In preparing the above table, no assumptions are made with respect to loan prepayments or deposit run offs. Loan principal payments are included in the earliest period in which the loan matures or can be repriced. Principal payments on installment loans scheduled prior to maturity are included in the period of maturity or repricing. Proceeds from the redemption of investments and deposits are included in the period of maturity. Estimated maturities on deposits which have no stated maturity dates were derived from guidance contained in FDICIA 305.

Consolidated Balance Sheets

	December 31, 2001	December 31, 2000
ASSETS		
Cash and due from banks (note 3)	$ 5,363,722	$ 3,807,575
Interest bearing deposits in other banks	14,198,842	312,524
Federal funds sold		909,000
Securities -		
Held to maturity - fair value of $ 1,944,405 in 2001 and $ 2,859,536 in 2000(note 4)	1,882,781	2,886,336
Available for sale (note 4)	58,252,017	38,679,896
Other investments (note 4)	3,852,394	3,756,537
Loans (note 5)	176,625,383	152,034,979
Less allowance for loan losses (note 6)	(1,288,506)	(1,107,917)
Net Loans	175,336,877	150,927,062
Construction in progress		578,586
Bank premises and equipment, net (note 7)	4,411,526	3,068,827
Other real estate	566,966	426,128
Interest receivable	1,541,541	1,481,032
Intangible assets	5,168,144	
Other assets	2,097,959	1,984,391
Total Assets	$272,672,769	$208,817,894
LIABILITIES		
Deposits:		
Noninterest bearing	$ 25,740,570	$ 18,614,720
Interest bearing:		
Demand	20,485,481	14,371,795
Money market accounts	9,249,751	5,977,576
Savings	34,787,009	26,405,584
Time deposits over $100,000 (note 8)	17,487,077	12,574,718
All other time deposits (note 8)	100,528,887	74,410,006
Total Deposits	208,278,775	152,354,399
Short-term debt (note 9)	10,695,695	8,698,035
Accrued liabilities	4,118,402	4,181,392
Long-term debt (note 10)	20,982,698	16,385,838
Total Liabilities	244,075,570	181,619,664
STOCKHOLDERS' EQUITY		
Common stock $5 par value, 3,000,000 shares authorized, 2,438,563 and 2,433,373 shares issued and outstanding for 2001 and 2000, respectively	12,192,815	12,166,865
Capital surplus	525,015	479,468
Retained earnings (note 16)	15,488,406	13,790,628
Accumulated other comprehensive income	390,963	761,269
Total Stockholders' Equity	28,597,199	27,198,230
Total Liabilities and Stockholders' Equity	$272,672,769	$208,817,894

The accompanying notes are an integral part of this statement.

Consolidated Statements of Income

	Years Ended December 31, 2001	2000	1999
INTEREST AND DIVIDEND INCOME:			
Interest and fees on loans	$14,162,330	$12,920,610	$11,740,753
Interest on deposits and federal funds sold	1,163,750	62,510	143,132
Interest on debt securities	1,837,897	1,980,466	1,904,852
Dividends on equity securities	517,435	545,654	532,173
Total Interest and Dividend Income	17,681,412	15,509,240	14,320,910
INTEREST EXPENSE:			
Interest on demand deposits	435,919	466,086	467,082
Interest on savings deposits	873,462	944,232	974,507
Interest on time deposits over $100,000	723,697	462,019	312,233
Interest on all other time deposits	5,661,394	4,102,688	3,324,936
Total interest on deposits	7,694,472	5,975,025	5,078,758
Interest on short-term debt	311,240	498,846	301,216
Interest on long-term debt	1,488,569	936,822	1,095,059
Total Interest Expense	9,494,281	7,410,693	6,475,033
NET INTEREST INCOME	8,187,131	8,098,547	7,845,877
PROVISION FOR LOAN LOSSES (note 6)	204,000	123,000	140,000
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	7,983,131	7,975,547	7,705,877
NONINTEREST INCOME:			
Service charges on deposit accounts	674,366	554,685	470,623
Insurance and other commissions	141,116	143,682	145,007
Other operating income	341,969	339,582	300,227
Gain on security transactions (note 4)	1,252,500	769,704	1,179,683
Total Noninterest Income	2,409,951	1,807,653	2,095,540
NONINTEREST EXPENSES:			
Salaries	2,473,605	2,120,549	1,972,167
Employee benefits (note 12)	693,933	663,704	611,060
Occupancy expense	324,092	215,312	201,983
Equipment expense	317,597	284,514	254,220
Amortization of intangibles	304,008		
Other operating expenses	1,614,519	1,369,139	1,273,926
Total Noninterest Expenses	5,727,754	4,653,218	4,313,356
Income before Income Taxes	4,665,328	5,129,982	5,488,061
INCOME TAX EXPENSE (note 11)	1,434,798	1,486,097	1,681,856
NET INCOME	$ 3,230,530	$ 3,643,885	$ 3,806,205
PER SHARE DATA			
NET INCOME	$ 1.33	$ 1.49	$ 1.55
CASH DIVIDENDS	$ .63	$ .59	$ .52
AVERAGE COMMON SHARES OUTSTANDING	2,430,993	2,445,509	2,454,250

The accompanying notes are an integral part of this statement.

Consolidated Statements of Changes in Stockholders' Equity

	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total
BALANCE - December 31, 1998	$ 12,279,810	$ 866,694	$ 9,057,266	$ 1,874,700	$ 24,078,470
Comprehensive Income:					
Net income			3,806,205		3,806,205
Net change in other comprehensive income (note 2)				(1,323,307)	(1,323,307)
Comprehensive Income					2,482,898
Dividends on common stock			(1,276,410)		(1,276,410)
Shares repurchased (2,655 shares)	(13,275)	(46,352)			(59,627)
Shares sold to ESOP (2,655 shares)	13,275	47,790			61,065
BALANCE - December 31, 1999	12,279,810	868,132	11,587,061	551,393	25,286,396
Comprehensive Income:					
Net income			3,643,885		3,643,885
Net change in other comprehensive income(note 2)				209,876	209,876
Comprehensive Income					3,853,761
Dividends on common stock			(1,440,318)		(1,440,318)
Shares repurchased (22,589 shares)	(112,945)	(388,664)			(501,609)
BALANCE - December 31, 2000	12,166,865	479,468	13,790,628	761,269	27,198,230
Comprehensive Income:					
Net income			3,230,530		3,230,530
Net change in other comprehensive income(note 2)				(370,306)	(370,306)
Comprehensive Income					2,860,224
Dividends on common stock			(1,532,752)		(1,532,752)
Shares sold to ESOP (9,000)	45,000	110,250			155,250
Shares repurchased (3,810 shares)	(19,050)	(64,703)			(83,753)
BALANCE - December 31, 2001	$ 12,192,815	$ 525,015	$ 15,488,406	$ 390,963	$ 28,597,199

The accompanying notes are an integral part of this statement.

Consolidated Statements of Cash Flows

	Years Ended December 31, 2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 3,230,530	$ 3,643,885	$ 3,806,205
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on sale of securities	(1,252,500)	(769,704)	(1,179,683)
Depreciation	308,152	257,586	218,134
Amortization of security premiums	40,266	19,222	198,559
Provision for loan losses	204,000	123,000	140,000
Provision for deferred taxes	(43,982)	(90,867)	9,410
Increase in interest receivable	(60,509)	(108,325)	(20,895)
Increase (decrease) in other assets	51,166	(514,236)	(154,134)
Increase (decrease) in accrued expenses	84,173	(52,373)	386,151
Amortization of limited partnership investments	218,804	360,893	121,685
Amortization of intangibles	304,008		
Gain on sale of land	(21,484)		
Net Cash Provided by Operating Activities	3,062,624	2,869,081	3,525,432
CASH FLOWS FROM INVESTING ACTIVITIES:			
Net (increase) decrease in interest bearing bank deposits	(13,886,318)	149,603	1,682,811
Net (increase) decrease in federal funds sold	909,000	(909,000)	2,436,000
Proceeds from maturities of securities held to maturity	20,100,747	1,430,967	4,436,157
Proceeds from maturities of securities available for sale	40,828,490	3,326,438	12,349,066
Proceeds from sales of securities available for sale	3,051,910	2,185,135	3,764,619
Purchases of securities held to maturity	(19,990,333)	(6,771)	(1,523,000)
Purchases of securities available for sale	(62,216,028)	(7,233,362)	(16,827,648)
Purchase of other securities		(1,500)	
Net increase in loans	(24,955,943)	(11,822,428)	(8,228,731)
Purchase of property and equipment	(1,072,265)	(225,456)	(1,296,207)
Construction in progress payments		(578,586)	
Purchase of intangible assets	(5,472,152)		
Sale of other real estate	138,774	79,489	
Net Cash Used in Investing Activities	(62,564,118)	(13,603,971)	(3,208,433)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net change in demand and savings deposits	24,893,136	(2,538,209)	4,036,901
Net increase in time deposits	31,031,240	15,385,656	347,781
Net increase in short-term debt	1,997,660	978,666	430,322
Dividends paid in cash	(1,532,752)	(1,419,147)	(1,227,072)
Proceeds from long-term debt	17,000,000	1,000,000	
Repayments of long-term debt	(12,403,140)	(3,162,438)	(3,305,295)
Payments to repurchase common stock	(83,753)	(501,609)	(59,627)
Proceeds from issuance of common stock	155,250		61,065
Net Cash Provided by Financing Activities	61,057,641	9,742,919	284,075
Net Increase (decrease) in Cash and Cash Equivalents	1,556,147	(991,971)	601,074
Cash and Cash Equivalents, Beginning of Year	3,807,575	4,799,546	4,198,472
Cash and Cash Equivalents, End of Year	$ 5,363,722	$ 3,807,575	$ 4,799,546
Supplemental Disclosure:			
Cash paid for:			
Interest expense	$ 9,458,909	$ 7,218,051	$ 6,467,192
Income taxes	1,050,000	1,322,000	1,345,000

The accompanying notes are an integral part of this statement

Notes to the Consolidated Financial Statements

NOTE 1 NATURE OF OPERATIONS:

F & M Bank Corp. ("Company"), through its subsidiary Farmers & Merchants Bank ("Bank"), operates under a charter issued by the Commonwealth of Virginia and provides commercial banking services. As a state chartered bank, the Bank is subject to regulation by the Virginia Bureau of Financial Institutions and the Federal Reserve Bank. The Bank provides services to customers located mainly in Rockingham County, Virginia, and the adjacent counties of Page, Shenandoah and Augusta. Services are provided at seven branch offices. In addition, the Company offers insurance and financial services through its subsidiaries, TEB Life Insurance, Inc. and Farmers & Merchants Financial Services, Inc.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accounting and reporting policies of the Company and its subsidiaries conform to generally accepted accounting principles and to accepted practice within the banking industry.

The following is a summary of the more significant policies:

Principles of Consolidation

The consolidated financial statements include the accounts of the Farmers and Merchants Bank, the TEB Life Insurance Company and Farmers & Merchants Financial Services, Inc. Significant intercompany accounts and transactions have been eliminated.

Use of Estimates in the Preparation of Financial Statements

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts in those statements; actual results could differ significantly from those estimates. A material estimate that is particularly susceptible to significant changes is the determination of the allowance for loan losses, which is sensitive to changes in local and national economic conditions.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and deposits at other financial institutions whose initial maturity is ninety days or less.

Investment Securities

Management reviews the securities portfolio and classifies all securities as either held to maturity or available for sale at the date of acquisition. Securities that the Company has both the positive intent and ability to hold to maturity (at time of purchase) are classified as held to maturity securities. All other securities are classified as available for sale. Securities held to maturity are carried at historical cost and adjusted for amortization of premiums and accretion of discounts, using the effective interest method. Securities available for sale are carried at fair value with any valuation adjustments reported, net of deferred taxes, as a part of other accumulated comprehensive income. Also included in securities available for sale are marketable equity securities.

Interest, amortization of premiums and accretion of discounts on securities are reported as interest income using the effective interest method. Gains (losses) realized on sales and calls of securities are determined on the specific identification method.

Accounting for Historic Rehabilitation and Low Income Housing Partnerships

The Company periodically invests in low income housing partnerships whose primary benefit is the distribution of federal tax credits to partners. The Company recognizes these benefits and the cost of the investments over the life of the partnership (usually 15 years). In addition, state and federal historic rehabilitation credits are generated from a recent investment in a partnership organized for this purpose. Amortization of this investment is based on the amount or benefits received in the current year to total estimated benefits over the life of the project. All benefits have been shown as investment income.

Loans

Loans are carried on the balance sheet net of any unearned interest and the allowance for loan losses. Interest income on loans is determined using the effective interest method on the daily amount of principal outstanding except where serious doubt exists as to collectibility of the loan, in which case the accrual of income is discontinued.

Allowance for Loan Losses

The allowance for loan losses is based upon management's knowledge and review of the loan portfolio. Estimation of an adequate allowance for loan losses involves the exercise of judgement, the use of assumptions with respect to present economic conditions and knowledge of the environment in which the Bank operates. Among the factors considered in determining the level of the allowance are the changes in composition of the loan portfolio, the amount of delinquent and nonaccrual loans, past loan loss experience and the value of collateral securing the loans.

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is charged to income over the estimated useful lives of the assets on a combination of the straight-line and accelerated methods. The ranges of the useful lives of the premises and equipment are as follows:

Buildings and Improvements	10 - 40 years
Furniture and Fixtures	5 - 20 years

Maintenance, repairs, and minor improvements are charged to operations as incurred. Gains and losses on dispositions are reflected in other income or expense.

Pension Plans

Substantially all employees are covered by a pension plan. The net periodic pension expense includes a service cost component, reflecting the actual return on plan assets, and the effect of deferring and amortizing certain actuarial gains and losses and the unrecognized net transition asset.

Income Taxes

Amounts provided for income tax expense are based on income reported for financial statement purposes rather than amounts currently payable under income tax laws. Deferred taxes, which arise principally from temporary differences between the period in which certain income and expenses are recognized for financial accounting purposes and the period in which they affect taxable income, are included in the amounts provided for income taxes.

Earnings Per Share

Earnings per share are based on the weighted average number of shares outstanding.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities and gains or losses on certain derivative contracts, are reported as a separate component of the equity section of the balance sheet. Such items, along with operating net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

	Years Ended December 31, 2001	2000	1999
Unrealized holding gain (loss) on interest rate swap	(30,106)		
Unrealized holding gains (losses) on available-for-sale securities	$ 698,279	$ 1,134,127	$ (915,573)
Reclassification adjustment for gains realized in income	(1,252,500)	(769,704)	(1,179,683)
Net Unrealized Gains (Losses)	(584,327)	364,423	(2,095,256)
Tax effect	214,021	(154,547)	771,949
Net Change	$ (370,306)	$ 209,876	$(1,323,307)

NOTE 3 CASH AND DUE FROM BANKS:

The Bank is required to maintain average reserve balances based on a percentage of deposits. The average balance of cash, which the Federal Reserve Bank requires to be on reserve, was $ 1,005,000 and $764,000 for the years ended December 31, 2001 and 2000, respectively.

NOTE 4 INVESTMENT SECURITIES:

The amortized cost and fair value of securities held to maturity are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2001				
U. S. Treasuries and Agencies	$ 110,465	$ 3,385	$	$ 113,850
Corporate bonds	1,772,316	58,239		1,830,555
Total Securities Held to Maturity	$ 1,882,781	$ 61,624	$	$ 1,944,405
December 31, 2000				
U. S. Treasuries and Agencies	$ 1,109,274	$	$ 1,786	$ 1,107,488
Corporate bonds	1,777,062		25,014	1,752,048
Total Securities Held to Maturity	$ 2,886,336	$	$ 26,800	$ 2,859,536

The amortized cost and fair value of securities available for sale are as follows:

December 31, 2001				
U.S. Treasuries and Agencies	$29,097,413	$ 332,543	$ 2,189	$29,427,767
Mortgage-backed obligations of federal agencies	7,853,039	68,966	436	7,921,569
Marketable equities	10,682,587	1,411,532	1,594,000	10,500,119
Corporate bonds	10,012,271	390,291		10,402,562
Total Securities Available for Sale	$57,645,310	$ 2,203,332	$ 1,596,625	$58,252,017
December 31, 2000				
U.S. Agencies	$15,326,434	$ 137,478	$ 45,452	$15,418,460
Mortgage-backed obligations of federal agencies	1,839,058	7,445	6,808	1,839,695
Marketable equities	10,853,533	2,416,151	1,327,793	11,941,891
Corporate bonds	9,499,943	57,652	77,745	9,479,850
Total Securities Available for Sale	$37,518,968	$ 2,618,726	$ 1,457,798	$38,679,896

The amortized cost and fair value of securities at December 31, 2001, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Held to Maturity		Securities Available for Sale	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$	$	$ 13,006,324	$ 13,027,565
Due after one year through five years	1,882,781	1,944,405	33,956,399	34,724,333
Total	1,882,781	1,944,405	46,962,723	47,751,898
Marketable equities			10,682,587	10,500,119
	$ 1,882,781	$ 1,944,405	$ 57,645,310	$ 58,252,017

Realized gains and losses and the gross proceeds from the sale of debt securities were not material in 2001, 2000 or 1999. Realized gains and losses on marketable equity transactions are summarized below:

	2001	2000	1999
Gains	$ 1,283,189	$ 798,563	$ 1,239,207
Losses	30,689	28,859	59,524
Net Gains	$ 1,252,500	$ 769,704	$ 1,179,683

The carrying value (which approximates fair value) of securities pledged by the Bank to secure deposits and for other purposes amounted to $ 19,341,970 at December 31, 2001 and $18,107,053 at December 31, 2000. The Company has pledged $6,000,000 of equity securities to secure the $4,000,000 loan it obtained from SunTrust Bank (see note 10).

There were no state or political subdivision obligations of a single issuer that exceeded 10% of stockholders' equity at December 31, 2001, 2000 or 1999

Other investments consist of investments in six low-income housing and historic credit partnerships (carrying basis of $2,300,564) and stock in the Federal Home Loan Bank, Community Bankers Bank, Federal Reserve Bank, Shenandoah Title, LLC and Virginia Bankers' Insurance Center, LLC (carrying basis of $1,551,830). The interests in the low-income housing and historic credit partnerships have limited transferability and the interests in the other stocks are restricted as to sales. The market values of these securities are estimated to approximate their carrying value as of December 31, 2001.

At December 31, 2001, the Company was committed to invest an additional $2,118,074 in four low-income housing limited partnerships. These funds will be paid as requested by the general partner to complete the projects. This additional investment has been reflected in the above carrying basis and as an accrued liability on the balance sheet.

NOTE 5 LOANS:

Loans outstanding as of December 31 are summarized as follows:

	2001	2000
Real Estate		
Construction	$ 5,520,815	$ 4,371,959
Mortgage	105,304,862	92,463,872
Commercial and agricultural	41,256,218	32,987,085
Installment	23,106,243	20,927,176
Credit cards	1,348,372	1,249,068
Other	88,873	35,819
Total	$ 176,625,383	$ 152,034,979

The Company has pledged mortgage loans as collateral for borrowings with the Federal Home Loan Bank of Atlanta totaling $22,923,410 and $21,293,076 as of December 31, 2001 and 2000, respectively.

NOTE 6 ALLOWANCE FOR LOAN LOSSES:

A summary of changes in the allowance for loan losses is shown in the following schedule:

	2001	2000	1999
Balance, beginning of year	$ 1,107,917	$ 1,090,262	$ 1,162,176
Other adjustments	84,000		
Provision charged to operating expenses	204,000	123,000	140,000
Loan recoveries	52,848	42,697	47,107
Loans charged off	(160,259)	(148,042)	(259,021)
Balance, End of Year	$ 1,288,506	$ 1,107,917	$ 1,090,262
Percentage of gross loans	.73%	.73%	.78%

NOTE 7 BANK PREMISES AND EQUIPMENT:

Bank premises and equipment as of December 31 are summarized as follows:

	2001	2000
Land	$ 549,723	$ 424,723
Buildings and improvements	3,957,920	2,797,386
Furniture and equipment	2,683,780	2,661,095
	7,191,423	5,883,204,
Less - accumulated depreciation	(2,779,897)	(2,814,377)
Net	$ 4,411,526	$ 3,068,827

Provisions for depreciation of $ 308,152 in 2001, $257,586 in 2000, and $218,134 in 1999 were charged to operations.

NOTE 8 TIME DEPOSITS:

At December 31, 2001, the scheduled maturities of time deposits are as follows:

2002	$ 83,153,552
2003	20,483,810
2004	5,438,221
2005	6,118,613
Thereafter	2,821,768
Total	$ 118,015,964

NOTE 9 SHORT-TERM DEBT:

Short-term debt information is summarized as follows:

	Maximum Outstanding at Any Month End	Outstanding at Year End	Average Balance Outstanding[1]	Weighted Average Interest Rate	Year End Interest Rate
2001					
Treasury, tax and loan	$ 69,746	$ 69,746	$ 18,655	n/a	n/a
Federal funds purchased	936,000	936,000	89,315	6.22%	n/a
Notes payable	266,065	198,260	74,592	5.14%	4.35%
Securities sold under agreements to repurchase	10,853,937	9,491,689	8,946,884	3.38%	1.50%
Totals		$10,695,695	$9,129,446	3.42%	1.51%
2000					
Treasury, tax and loan	$ 29,205	$	$ 16,931	n/a	n/a
Federal funds purchased	6,040,000		2,037,910	6.74%	n/a
Notes payable	359,302		68,105	8.92%	n/a
Securities sold under agreements to repurchase	8,698,035	8,698,035	6,255,820	5.68%	5.76%
Totals		$8,698,035	$8,378,766	5.95%	5.76%
1999					
Treasury, tax and loan	$ 26,246	$ 17,081	$ 22,214	n/a	n/a
Federal funds purchased	1,072,000	963,000	136,827	5.66%	5.77%
Notes payable	116,739	116,739	9,598	8.00%	8.00%
Securities sold under agreements to repurchase	7,762,956	6,622,549	6,557,376	4.46%	4.88%
Totals		$7,719,369	$6,726,015	4.47%	5.03%

[1] Based on daily amounts outstanding

The Bank issues repurchase agreements to customers desiring short-term investments. These agreements are issued on a daily basis and are secured by United States Agency obligations and corporate bonds. The market value of these securities approximates their carrying value. All securities sold under agreements to repurchase are under the Company's control.

As of December 31, 2001, the Company had lines of credit with correspondent banks totaling $16,232,000, which are used in the management of short-term liquidity.

NOTE 10 LONG-TERM DEBT:

Advances from the Federal Home Loan Bank of Atlanta (FHLB) were $13,000,000 in 2001 and $1,000,000 in 2000. The interest rates on the notes payable are fixed at the time of the advance and range from 4.02% to 5.33%; the weighted average interest rate is 4.69% at December 31, 2001. During 2001, the Company paid $358,955 in prepayment penalties to refinance portions of this debt. These penalties were expensed in 2001 when paid. The long-term debt is secured by qualifying mortgage loans owned by the Company.

The Company incurred $4,000,000 of long-term debt from SunTrust Bank in March 2001. Proceeds of this debt were used for contributed capital to the Bank. The balance at December 31, 2001 was $3,333,333 with quarterly principal payments of $333,333. The interest rate is a floating rate of LIBOR plus 1.10% adjustable quarterly. On September 30, 2001, the Company entered into a rate swap agreement with SunTrust Robinson Humphrey, which fixed the rate a 4.60% for the remaining term of the obligation. As a result of a continued decline in market interest rates, the Company would have suffered a $30,106 pretax loss if it had cancelled the swap agreement at December 31, 2001.

Repayments of long-term debt are due either quarterly or semi-annually and interest is due monthly. Interest expense of $1,488,569, $936,822, and $1,095,059 was incurred on these debts in 2001, 2000, and 1999, respectively. The maturities of long-term debt as of December 31, 2001 are as follows:

2002	$ 5,813,531
2003	4,813,531
2004	4,146,865
2005	3,480,199
2006	1,978,571
Thereafter	750,001
Total	$ 20,982,698

NOTE 11 INCOME TAX EXPENSE:

The components of the income tax expense are as follows:

	2001	2000	1999
Current expense			
Federal	$ 1,448,500	$ 1,538,275	$ 1,626,377
State	30,280	38,689	46,069
Deferred expense			
Federal	(43,982)	(90,867)	9,410
Total Income Tax Expense	$ 1,434,798	$ 1,486,097	$ 1,681,856
Amounts in above arising from gains on security transactions	$ 455,188	$ 293,322	$ 427,980

The deferred tax effects of temporary differences are as follows:

	2001	2000	1999
Tax Effects of Temporary Differences:			
LIH Partnership Losses	19,107	(43,697)	
Provision for loan losses	$ (30,800)	$ 4,983	$ 24,451
Split dollar life insurance	(10,629)	(8,506)	(2,422)
Non-qualified deferred compensation	(52,147)	(54,828)	(42,932)
Depreciation	39,177	56,362	19,902
Pension expense	(1,736)	(40,163)	7,992
Other	(6,954)	(5,018)	2,419
Deferred Income Tax Benefit	$ (43,982)	$ (90,867)	$ 9,410

The components of the deferred taxes as of December 31 are as follows:

	2001	2000
Deferred Tax Assets:		
Bad debt allowance	$ 287,858	$ 257,058
Split dollar life insurance	105,004	94,375
Nonqualified deferred compensation	181,895	129,747
Low income housing partnership losses	10,636	29,743
State historic tax credits	99,591	129,871
Other	14,157	7,205
Total Assets	699,141	647,999
Deferred Tax Liabilities:		
Securities available for sale	194,340	375,693
Unearned low income housing credits	353,978	288,438
Depreciation	141,585	102,409
Pension	123,863	125,599
Other	9,418	9,418
Total Liabilities	823,184	901,557
Net Liability	$ (124,043)	$ (253,558)

The following table summarizes the differences between the actual income tax expense and the amounts computed using the federal statutory tax rates:

	2001	2000	1999
Tax expense at federal statutory rates	$ 1,586,212	$ 1,744,194	$ 1,865,941
Increases (decreases) in taxes resulting from:			
State income taxes, net	31,613	39,512	56,038
Partially exempt income	(134,909)	(126,828)	(146,584)
Tax-exempt income	(79,739)	(180,486)	(47,212)
Other	31,621	9,705	(46,327)
Total Income Tax Expense	$ 1,434,798	$ 1,486,097	$ 1,681,856

NOTE 12 EMPLOYEE BENEFITS:

The Bank participates in the Virginia Bankers' Association Master Defined Benefit Pension Plan and Trust. Substantially all bank employees are covered by the plan. Benefits are based upon the participant's length of service and annual earnings with vesting of benefits after five years of service. Plan assets consist primarily of investments in stocks and bonds. Pension expense totaled $140,622, $165,509, and $153,667, for 2001, 2000, and 1999, respectively.

The Company has established an employee stock ownership plan which provides stock ownership to substantially all employees of the Bank. The Plan provides total vesting upon the attainment of five years of service. Contributions to the plan are made at the discretion of the Board of Directors and are allocated based on the compensation of each employee relative to total compensation paid by the Bank. All shares issued and held by the Plan are considered outstanding in the computation of earnings per share. Dividends on Company stock are allocated and paid to participants at least annually. Shares of Company stock, when distributed, have restrictions on transferability. The Company contributed $155,250 in 2001, $159,000 in 2000, and $160,000 in 1999 to the Plan and charged this expense to operations.

NOTE 13 CONCENTRATIONS OF CREDIT:

The Company had cash deposits in other commercial banks totaling $17,669,293 and $2,580,337 at December 31, 2001 and 2000, respectively.

The Company grants commercial, residential real estate and consumer loans to customers located primarily in the northwestern portion of the state of Virginia. Although the Company has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon the agribusiness economic sector, specifically the poultry industry. Collateral required by the Company is determined on an individual basis depending on the purpose of the loan and the financial condition of the borrower. Approximately 70% of the loan portfolio is secured by real estate.

NOTE 14 COMMITMENTS:

The Company makes commitments to extend credit in the normal course of business and issues standby letters of credit to meet the financing needs of its customers. The amount of the commitments represents the Company's exposure to credit loss that is not included in the balance sheet. As of the balance sheet dates, the Company had the following commitments outstanding:

	2001	2000
Commitments to loan money	$42,837,337	$23,266,949
Standby letters of credit	714,090	596,922

The Company uses the same credit policies in making commitments to lend money and issue standby letters of credit as it does for the loans reflected in the balance sheet.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. Collateral required, if any, upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment.

NOTE 15 TRANSACTIONS WITH RELATED PARTIES:

During the year, officers and directors (and companies controlled by them) were customers of and had transactions with the Company in the normal course of business. These transactions were made on substantially the same terms as those prevailing for other customers and did not involve any abnormal risk.

Loan transactions with related parties are shown in the following schedule:

	2001	2000
Total loans, beginning of year	$ 1,403,599	$1,345,420
Change in directorship	162,097	
New loans	1,174,549	594,748
Repayments	(956,900)	(536,569)
Total Loans, End of Year	$ 1,783,345	$1,403,599

NOTE 16 DIVIDEND LIMITATIONS ON SUBSIDIARY BANK:

The principal source of funds of F & M Bank Corp. is dividends paid by the Farmers and Merchants Bank. The Federal Reserve Act restricts the amount of dividends the Bank may pay. Approval by the Board of Governors of the Federal Reserve System is required if the dividends declared by a state member bank, in any year, exceed the sum of (1) net income of the current year and (2) income net of dividends for the preceding two years. As of January 1, 2002, approximately $2,094,000 was available for dividend distribution without permission of the Board of Governors. Dividends paid by the Bank to the Company totaled $954,000 in 2001, $1,345,000 in 2000 and $1,419,000 in 1999.

NOTE 17 LITIGATION

In the normal course of business, the Company may become involved in litigation arising from banking, financial, or other activities of the Company. Management after consultation with legal counsel, does not anticipate that the ultimate liability, if any, arising out of these matters will have a material effect on the Company's financial condition, operating results or liquidity.

NOTE 18 DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

Statement of Financial Accounting Standards No. 107 (SFAS 107) "Disclosures About the Fair Value of Financial Statements" defines the fair value of a financial instrument as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced liquidation sale. As the majority of the Bank's financial instruments lack an available trading market, significant estimates, assumptions and present value calculations are required to determine estimated fair value.

Estimated fair value and the carrying value of financial instruments at December 31, 2001 and 2000 are as follows (in thousands):

	2001		2000	
	Estimated Fair Value	Carrying Value	Estimated Fair Value	Carrying Value
Financial Assets				
Cash	$ 5,364	$ 5,364	$ 3,808	$ 3,808
Interest bearing deposits	14,506	14,506	313	313
Federal funds sold			909	909
Securities available for sale	58,252	57,645	38,680	38,680
Securities held to maturity	1,944	1,883	2,860	2,886
Other investments	3,852	3,852	3,757	3,757
Loans	182,474	176,625	150,833	150,927
Accrued interest receivable	1,542	1,542	1,481	1,481
Financial Liabilities				
Demand Deposits:				
Non-interest bearing	25,741	25,741	18,615	18,615
Interest bearing	29,735	29,735	20,349	20,349
Savings deposits	34,787	34,787	26,406	26,406
Time deposits	120,620	118,015	87,385	86,985
Accrued liabilities	4,099	4,099	4,181	4,181
Short-term debt	10,696	10,696	8,698	8,698
Long-term debt	21,013	20,983	16,219	16,386

The carrying value of cash and cash equivalents, other investments, deposits with no stated maturities, short-term borrowings, and accrued interest approximate fair value. The fair value of securities was calculated using the most recent transaction price or a pricing model, which takes into consideration maturity, yields and quality. The remaining financial instruments were valued based on the present value of estimated future cash flows, discounted at various rates in effect for similar instruments during the month of December 2001.

NOTE 19 REGULATORY MATTERS:

The Company and its subsidiary bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation, to ensure capital adequacy, require the Company to maintain minimum amounts and ratios. These ratios are defined in the regulations and the amounts are set forth in the table below. Management believes, as of December 31, 2001, that the Company and its subsidiary bank meet all capital adequacy requirements to which they are subject.

As of the most recent notification from the Bureau of Financial Institutions, the subsidiary bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company's actual capital ratios are presented in the following table:

	Actual		Regulatory Requirements	
	December 31,		Adequately	Well
	2001	2000	Capitalized	Capitalized
Total risk-based ratio	14.65%	18.95%	8.00%	10.00%
Tier 1 risk-based ratio	13.87%	18.20%	4.00%	6.00%
Total assets leverage ratio	9.20%	12.96%	3.00%	5.00%

NOTE 20 BRANCH ACQUISITIONS:

During the third quarter of 2000, F&M Bank Corp. entered into an agreement to purchase the First Union National Bank branches located in Edinburg and Woodstock, Virginia. Closing was held on for February 23, 2001, with the branches reopening as branches of Farmers & Merchants Bank on February 26, 2001.

The acquisition included deposits totaling $37,244,000, and loans totaling $9,800,000. The Woodstock facility was also purchased at a cost of $625,000, while the Edinburg facility is leased. Equipment and fixtures acquired as part of the transaction totaled $54,893. The cost of deposit intangibles and other acquisition costs totaled $5,472,153. These costs are being amortized using the straight-line method over a fifteen-year period. Other acquisition costs include legal, accounting, investment advisory and data conversion support by both First Union and the Bank's core software vendor.

NOTE 21 EMERGING ACCOUNTING STANDARDS:

On June 29, 2001, the Financial Accounting Standards Board (FASB) issued Statement 141, "Business Combinations" and Statement 142 "Goodwill and Other Intangible Assets". These statements change the accounting for business combinations and goodwill in two significant ways. First, Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is now prohibited. Second, Statement 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, ceased upon adoption of this Statement, which was effective for fiscal years beginning after December 15, 2001.

At the present time, the FASB's position with regard to deposit intangibles is that they will continue to be amortized under Statement 72 "Accounting for Certain Acquisitions of Banking and Thrift Institutions". The American Bankers Association (ABA) has requested that the FASB reconsider its position and allow Bank acquisitions of branch offices to fall under the two new Statements. If this were to occur, it could result in a substantial decrease or the elimination of the intangibles amortization related to the two branch offices purchased from First Union National Bank.

Until such time as the FASB determines to amend its position, these intangibles will continue to be amortized by the Company using the straight-line method over a period of fifteen years.

NOTE 22 PARENT CORPORATION ONLY FINANCIAL STATEMENTS:

Balance Sheets

	December 31, 2001	December 31, 2000
ASSETS		
Cash and cash equivalents	$ 189,345	$ 176,599
Investment in subsidiaries	22,942,514	15,147,934
Loans receivable		194,902
Securities available for sale	9,883,785	11,409,194
Other securities	2,300,563	2,519,666
Accrued interest receivable		736
Due from subsidiaries	15,998	68,762
Income tax receivable	218,291	248,086
Other real estate	307,891	426,128
Total Assets	$35,858,387	$30,192,007
LIABILITIES		
Notes payable	$ 4,333,333	$
Margin payable	198,260	
Accrued interest payable	39,532	
Other liabilities	30,106	
Dividends payable	390,340	365,006
Demand obligations for low income housing investment	2,118,074	2,151,766
Deferred income taxes	151,543	477,005
Total Liabilities	7,261,188	2,993,777
STOCKHOLDERS' EQUITY		
Common stock par value $5 per share, 3,000,000 shares authorized, 2,438,563 and 2,433,373 shares issued and outstanding for 2001 and 2000, respectively	12,192,815	12,166,865
Capital surplus	525,015	479,468
Retained earnings	15,488,406	13,790,628
Accumulated other comprehensive income	390,963	761,269
Total Stockholders' Equity	28,597,199	27,198,230
Total Liabilities and Stockholders' Equity	$35,858,387	$30,192,007

Statements of Net Income and Retained Earnings

	Years Ended December 31, 2001	2000	1999
INCOME			
Dividends from affiliate	$ 954,000	$ 1,345,000	$ 1,419,000
Interest on loans	8,489	16,543	21,022
Investment income	11,621	20,933	12,759
Dividend income	382,108	415,533	422,640
Security gains	1,160,235	798,563	1,127,882
Net limited partnership income	81,361	147,008	36,302
Other	20,537	831	2,504
Total Income	2,618,351	2,744,411	3,042,109
EXPENSES			
Interest expense	194,488	6,087	965
Administrative expenses	119,167	111,740	112,531
Total Expenses	313,655	117,827	113,496
Net income before income tax expense and increase in undistributed equity of affiliates	2,304,696	2,626,584	2,928,613
INCOME TAX EXPENSE	384,990	200,018	401,790
Income before increase in undistributed equity of affiliates	1,919,706	2,426,566	2,526,823
Increase in undistributed income of affiliates	1,310,824	1,217,319	1,279,382
NET INCOME	3,230,530	3,643,885	3,806,205
Retained earnings, beginning of year	13,790,628	11,587,061	9,057,266
Dividends on common stock	(1,532,752)	(1,440,318)	(1,276,410)
Retained Earnings, End of Year	$ 15,488,406	$ 13,790,628	$ 11,587,061

Statements of Cash Flows

	Years Ended December 31, 2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 3,230,530	$ 3,643,885	$ 3,806,205
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed subsidiary income	(1,310,824)	(1,217,319)	(1,279,382)
Gain on sale of securities	(1,160,235)	(798,563)	(1,127,882)
Deferred tax (benefit) expense	49,387	(90,608)	10,628
Decrease (increase) in interest receivable	736	(637)	(168)
Decrease (increase) in due from subsidiary	52,764	(68,762)	4,393
Decrease (increase) in other receivables	29,795	(120,414)	81,929
Increase (decrease) in due to subsidiary		(176,743)	234,492
Increase in other liabilities	39,532		
Increase in deferred tax credits	66,482		
Amortization of limited partnership investments	218,804	360,893	121,685
Gain on sale of land	(21,484)		
Net Cash Provided by Operating Activities	1,195,487	1,531,732	1,851,900
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital contributed to subsidiary	(6,000,000)		
Proceeds from sales of securities available for sale	2,695,063	2,185,135	3,556,512
Proceeds from maturity of securities available for sale	298	690	1,987
Purchase of securities available for sale	(1,273,759)	(1,428,879)	(5,167,543)
Purchase of other securities			(1,500)
Proceeds from sale of real estate	138,775		
Decrease in loans receivable	194,902	51,983	12,944
Net Cash Provided by (Used in) Investing Activities	(4,244,721)	808,929	(1,597,600)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds of long-term debt	5,000,000		
Payments on long-term debt	(666,667)		
Increase (decrease) in short-term debt	198,260	(116,739)	116,739
Decrease in demand obligations payable	(33,692)	(316,043)	
Payments to repurchase common stock	(83,753)	(501,609)	(59,627)
Proceeds from issuance of common stock	155,250		61,065
Dividends paid in cash	(1,507,418)	(1,419,147)	(1,227,072)
Net Cash Used in Financing Activities	3,061,980	(2,353,538)	(1,108,895)
Net Increase (decrease) in Cash and Cash Equivalents	12,746	(12,877)	(854,595)
Cash and Cash Equivalents, Beginning of Year	176,599	189,476	1,044,071
Cash and Cash Equivalents, End of Year	$ 189,345	$ 176,599	$ 189,476

Management's Statement of Responsibility

Management acknowledges its responsibility for financial reporting (both audited and unaudited) which provides a fair representation of the Company's operations and is reliable and relevant to a meaningful appraisal of the Company.

Management has prepared these statements in accordance with Generally Accepted Accounting Principles. Where appropriate, estimates have been used and management has exercised its best judgement in determining these estimates, including consideration of whether the items and amounts will have a material effect on the statements when taken as a whole. All financial information presented in Management's Discussion and Analysis is consistent with the audited financial statements, with the exception of tax equivalency adjustments that were presented to aid in comparative analysis.

Oversight of the financial reporting process is provided by the Audit Committee of the Board of Directors, which consists of five outside directors. This Committee meets regularly, to discuss the scope and schedule of the audit function, review and discuss the adequacy of internal control systems and the financial reporting process. At least annually the committee meets with the internal audit firm and with representatives of the independent public accounting firm to discuss the results of the annual financial statement audit.

The independent public accounting firm of S.B. Hoover & Company, LLP has examined the Company's financial records. The resulting opinion statement, which follows, is based upon knowledge of the Company's accounting systems, as well as on tests and other audit procedures performed in accordance with Generally Accepted Auditing Standards.

Julian D. Fisher
President & Chief Executive Officer

Neil W. Hayslett, CPA
Vice President & Chief Financial Officer

S.B. HOOVER & COMPANY, L.L.P.
Certified Public Accountants
124 Newman Avenue○Harrisonburg, VA 22801○(540)434-6736○FAX (540)434-3097

INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
F & M Bank Corp.
Timberville, Virginia

We have audited the accompanying consolidated balance sheets of F & M Bank Corp. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of F & M Bank Corp. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2001, in conformity with U.S. generally accepted accounting principles.

January 29,2002
Harrisonburg, Virginia

S. B. Hoover & Company, L.L.P.

Other Material Required by Form 10-K

BUSINESS

General

F & M Bank Corp., incorporated in Virginia in 1983, is a one-bank holding company pursuant to section 3(a)(1) of the Bank Holding Company Act of 1956, and owns 100% of the outstanding stock of its two affiliates, Farmers & Merchants Bank (Bank) and TEB Life Insurance Company (TEB). Farmers & Merchants Financial Services, Inc. (FMFS) is a wholly owned subsidiary of Farmers & Merchants Bank.

Farmers & Merchants Bank was chartered on April 15, 1908, as a state chartered bank under the laws of the Commonwealth of Virginia. TEB was incorporated on January 27, 1988, as a captive life insurance company under the laws of the State of Arizona. FMFS is a Virginia chartered corporation and was incorporated on February 25, 1993.

The Bank offers all services normally offered by a full-service commercial bank, including commercial and individual demand and time deposit accounts, repurchase agreements for commercial customers, commercial and individual loans, and drive-in banking services. TEB was organized to re-insure credit life and accident and health insurance currently being sold by the Bank in connection with its lending activities. FMFS was organized to write title insurance but now provides other financial services to customers of Farmers & Merchants Bank.

The Bank makes various types of commercial and consumer loans and has a heavy concentration of residential and agricultural real estate loans. The Bank has continued to experience good loan demand throughout 2001 due to the strong local and national economies. The local economy is relatively diverse with strong employment in the agricultural, manufacturing, service and governmental sectors.

On December 31, 2001, F & M Bank Corp., the Bank, TEB and FMFS had sixty-three full-time and twenty-eight part-time employees. No one employee devotes full-time services to F&M Bank Corp.

The Company's and the Bank's principal executive office is at 205 South Main Street, Timberville, VA 22853, and its phone number is (540) 896-8941.

Competition

The Bank's offices compete with approximately sixteen financial institutions. These other institutions include state and nationally chartered banks, as well as nationally chartered savings banks. The main office and the Broadway branch serve the northern portion of Rockingham County, Virginia and the southwestern portion of Shenandoah County. The Elkton branches serve the town of Elkton, the eastern portion of Rockingham County, and the southern portion of Page County. The Bridgewater office serves the town of Bridgewater, the southern portion of Rockingham County and the northwestern portion of Augusta County. The newly acquired offices in Shenandoah County serve the towns of Edinburg and Woodstock and the surrounding areas. Bank competition in the area of all offices is very strong.

Regulation and Supervision

The operations of F & M Bank Corp. and the Bank are subject to federal and state statutes, which apply to state member banks of the Federal Reserve System.

The stock of F & M Bank Corp. is subject to the registration requirements of the Securities Act of 1934. F & M Bank Corp. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934. These include, but are not limited to, the filing of annual, quarterly and other current reports with the Securities and Exchange Commission.

F & M Bank Corp., as a bank holding company, is subject to the provisions of the Bank Holding Company Act of 1956, as amended (the "Act"). It is registered as such and is supervised by the Federal Reserve Board. The Act requires F & M Bank Corp. to secure the prior approval of the Federal Reserve Board before F & M Bank Corp. acquires ownership or control of more than 5% of the voting shares, or substantially all of the assets of any institution, including another bank.

As a bank holding company, F & M Bank Corp. is required to file with the Federal Reserve Board an annual report and such additional information as it may require pursuant to the Act. The Federal Reserve Board may also conduct examinations of F & M Bank Corp. and any or all of its subsidiaries. Under Section 106 of the 1970 Amendments to the Act and the regulations of the Federal Reserve Board, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with an extension of credit, provision of credit, sale, or lease of property or furnishing of services.

Federal Reserve Board regulations permit bank holding companies to engage in non-banking activities closely related to banking or to managing or controlling banks. These activities include the making or servicing of loans, performing certain data processing services, and certain leasing and insurance agency activities. TEB Life acts as the primary re-insurer for credit life insurance sold through the Bank. F & M Bank Corp. owns an interest in the Johnson Williams Project in Berryville, Virginia which provides housing for the elderly and lower income tenants. Since 1994, the Company has entered into agreements with the Virginia Community Development Corporation to purchase equity positions in the Housing Equity Fund of Virginia II, III, IV, V, VII and Historic Equity Fund I. These funds provide housing for low-income persons throughout Virginia. Approval of the Federal Reserve Board is necessary to engage in any of the activities described above or to acquire interests engaging in these activities.

The Bank as a state member bank is supervised and regularly examined by the Virginia Bureau of Financial Institutions and the Federal Reserve Board. Such supervision and examination by the Virginia Bureau of Financial Institutions and the Federal Reserve Board is intended primarily for the protection of depositors and not for the stockholders of F & M Bank Corp.

The information required by Guide 3 has been included under Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

Description of Properties

The locations of F & M Bank Corp., Inc. and its subsidiaries are shown below.

Timberville Main Office
205 South Main Street
Timberville, VA 22853

Broadway Branch
126 Timberway
Broadway, VA 22815

Bridgewater Branch
100 Plaza Drive
Bridgewater, VA 22812

Woodstock Branch
161 South Main Street
Woodstock, VA 22664

Elkton Branch
127 West Rockingham Street
Elkton, VA 22827

Elkton Plaza Branch
Rt. 33 West
Elkton, VA 22827

Edinburg Branch
120 South Main Street
Edinburg, VA 22824

With the exception of the Edinburg Branch, all facilities are owned by Farmers & Merchants Bank. ATMs are available at all locations, with the exception of the Edinburg Branch.

Through an agreement with Nationwide Money ATM Services the Bank also operates cash only ATMs at seven Food Lion grocery stores, one in Mt. Jackson, VA, three in Harrisonburg, VA and three in Charlottesville, VA.

Exhibits, Financial Statements, and Reports on Form 8-K

The following financial statements are filed as a part of this report:

Consolidated Balance Sheets at December 31, 2001 and 2000

Consolidated Statements of Income for the years ended December 31, 2001, 2000 and 1999

Consolidated Statements of Cash Flows for the years ended December 31, 2001 and 2000

Consolidated Statements of Stockholders' Equity for the years ended December 31, 2001, 2000 and 1999

Notes to the Consolidated Financial Statements

Report of the Independent Auditors

All financial statement schedules have been omitted, as the required information is either inapplicable or included in the consolidated financial statements or related notes.

The following exhibits are filed as a part of this report:

Exhibit No.	
3 i	Restated Articles of Incorporation of F & M Bank Corp.
3 ii	Amended and Restated Bylaws of F & M Bank Corp.
21	Subsidiaries of the registrant are attached
23	Consent of Certified Public Accountant attached

The Corporation did not file any reports on Form 8-K for the quarter ending December 31, 2001.

Shareholders may obtain, free of charge, a copy of the exhibits to this Report on Form 10-K by writing Larry A. Caplinger, Corporate Secretary, at F & M Bank Corp., P.O. Box 1111, Timberville, VA 22853.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

F & M Bank Corp.
(Registrant)

By: /s/ Julian D. Fisher — March 1, 2002
Julian D. Fisher — Date
Director, President and Chief Executive Officer

By: /s/ Neil W. Hayslett — March 1, 2002
Neil W. Hayslett — Date
Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and as of the date indicated.

Signature	Title	Date
Thomas L. Cline	Director	
/s/ John N. Crist John N. Crist	Director	March 1, 2002
/s/ Ellen R. Fitzwater Ellen R. Fitzwater	Director	March 1, 2002
/s/ Robert L. Halterman Robert L. Halterman	Director	March 1, 2002
/s/ Daniel J. Harshman Daniel J. Harshman	Director	March 1, 2002
Lawrence H. Hoover, Jr	Director, Chairman	
/s/ Richard S. Myers Richard S. Myers	Director	March 1, 2002
Michael W. Pugh	Director	
Ronald E. Wampler	Director	

Investments *Banking* *Insurance*

WE'VE STOOD THE TEST OF TIME.

Farmers & Merchants Bank

Main Office
205 S. Main St
896-8941

Bridgewater
100 Plaza Drive
828-6300

Broadway
126 N. Timber Way
896-7071

Edinburg
120 S. Main St.
984-4128

Elkton Plaza Office
Rt. 33 West
298-1222

Elkton
127 Rockingham St.
298-1251

Woodstock
161 S. Main St.
459-3707